March 14, 2014

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

March 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Kathy Churko

Division of Investment Management

Re:

Annual Report on Form N-CSR of Cullen Funds Trust (the “Trust”)

(1933 Act File No. 333-33302 / 1940 Act File No. 811-09871)

Dear Ms. Churko:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), the Trust’s response to telephonic comments provided by you on January 31, 2014 to Jeffrey Battaglia, representative of the Trust.  These comments were provided in connection with the Trust’s annual report (the “Annual Report”) for the fiscal year ended June 30, 2013, as filed with the Securities and Exchange Commission on Form N-CSR on September 5, 2013.

The Trust’s responses to your comments are set out immediately under the restated comment.  Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

1. Comment:  Note 6 on page 53 of the Annual Report includes the following statement:

“The Trust has an agreement with the Investment Adviser, with which certain officers and trustees of the Trust are affiliated, to furnish investment advisory services to the Funds. Under the terms of the agreement, the Funds will compensate the Investment Adviser for its management services at the annual rate of 1.00% of each Fund’s average daily net assets…For a period of three years after the year in which the Investment Adviser reimburses expenses, with the exception of organization and offering costs, the Investment Adviser may seek reimbursement from the respective Fund to the extent that total annual individual Fund operating expenses are less than the expense limitation in effect at the time of the reimbursement.”

March 14, 2014

Please clarify that the Investment Adviser’s recovery of any reimbursed expenses, as described above, will be conducted on a class-by-class basis.  Please also confirm, on a going-forward basis, that Note 6 will detail reimbursed expenses subject to potential recovery by year of expiration on a class-by-class basis.

Response:  The Trust confirms that the Investment Adviser’s recovery of any reimbursed expenses, as described above, will be conducted on a class-by-class basis.  The Trust further confirms that the disclosure above that is included in the Trust’s annual reports, registration statements and other disclosure documents will be revised on a going-forward basis as follows:

“…For a period of three years after the year in which the Investment Adviser reimburses expenses, with the exception of organization and offering costs, the Investment Adviser may seek reimbursement from the respective Class to the extent that total annual individual Class operating expenses are less than the expense limitation in effect at the time of the reimbursement.”

Further, the Trust confirms that it will prospectively disclose in its annual and semi-annual reports reimbursed expenses subject to potential recovery by year of expiration for each Class.

*   *   *   *   *   *   *  *   *  *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Securities and Exchange Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5969 if you have comments or if you require additional information regarding the Trust’s Annual Report.

Respectfully submitted,

/s/ Carla G. Teodoro

Carla G. Teodoro

cc:

Jeffrey Battaglia

Andrew H. Shaw